EXHIBIT 99.1
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                                                                        SFK PATE
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[LOGO - ABITIBI CONSOLIDATED]                                           [S F K]
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                                                                        SFK PULP

PRESS RELEASE

FOR IMMEDIATE RELEASE


         ABITIBI-CONSOLIDATED SELLS REMAINING INTEREST IN SFK PULP FUND

             CLOSING OF $118.5 MILLION SFK PULP FUND UNITS OFFERING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

MONTREAL, CANADA--FEBRUARY 27, 2004 - Abitibi-Consolidated Inc. (TSX: A; NYSE:
ABY) and SFK Pulp Fund (TSX: SFK.UN) announced today the successful closing of the public offering of 14,812,500 units of SFK Pulp Fund on a bought deal basis at a price of $8.00 per unit for gross proceeds of $118.5 million, before commissions and expenses. Net proceeds of the offering were used by the Fund to purchase Abitibi-Consolidated's remaining interest in SFK Pulp General Partnership. As a result, Abitibi-Consolidated no longer has an interest in SFK Pulp General Partnership.

CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., RBC Dominion Securities Inc. and UBS Securities Canada Inc. acted as underwriters in the context of the offering.

ABOUT SFK PULP FUND

Through SFK Pulp General Partnership, SFK Pulp Fund operates a mill located in Saint-Felicien, Quebec, approximately 450 kilometers north of Montreal in the Lac-Saint-Jean region and employs approximately 325 people. The mill has an annual production capacity of 350,000 metric tonnes of NBSK pulp and is one of the lowest-cost producers of NBSK pulp in Canada. The mill supplies NBSK pulp to various sectors of the paper industry in Canada, the United States and in Europe for use in specialty products.

ABOUT ABITIBI-CONSOLIDATED INC.

Abitibi-Consolidated Inc. is a global leader in newsprint and uncoated groundwood (value-added groundwood) papers as well as a major producer of wood products, generating sales of $4.8 billion in 2003. With 16,000 employees, excluding Pan Asia Paper Co. Pte Ltd. (PanAsia), the Company does business in more than 70 countries. Responsible for the forest management of 18 million hectares, Abitibi-Consolidated is committed to the sustainability of the natural resources in its care. The Company is also the world's largest recycler of newspapers and magazines, serving 17 metropolitan areas with more than 11,200 Paper Retriever(R) collection points and 14 recycling centers in Canada, the United States and the United Kingdom. Abitibi-Consolidated operates 27 paper mills, 21 sawmills, 4 remanufacturing facilities and 1 engineered wood facility in Canada, the U.S., the UK, South Korea, China and Thailand.

THE SECURITIES OFFERED AS DESCRIBED HEREIN HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

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FOR FURTHER INFORMATION:

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
Abitibi-Consolidated Inc.:                      SFK Pulp Fund:

Investors:                                      Investors and Analysts:
Lorne Gorber, Manager, Investor Relations       Paul Bourque, Vice-President, Finance
(514) 394-2360                                  (418) 679-8585, ext. 4600
lorne_gorber@abitibiconsolidated.com
                                                Media and Others:
Media:                                          Michel Lemay, Optimum Public Relations
Marc Osborne, Manager, Corporate                (514) 282-4725
 Communications and Media Relations
(514) 394-2340
marc_osborne@abitibiconsolidated.com
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